[Invesco Letterhead]

11 Greenway Plaza

Suite 1000

Houston, TX 77046

February 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	AIM Growth Series (Invesco Growth Series)

CIK No. 0000202032; File No. 333-252357

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AIM Growth Series (Invesco Growth Series) (the “Registrant”) and Invesco Distributors, Inc., the distributor of the Registrant’s shares, hereby request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-252357) so that such Registration Statement may be declared effective on February 26, 2021, or as soon as practicable thereafter.

The Registrant hereby acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact Jacqueline Edwards, Esq., of Stradley Ronon Stevens & Young, LLP at (212) 812-4142 with respect to this acceleration request or, in her absence, contact me at (404) 493-3463.

Very truly yours,

AIM Growth Series (Invesco Growth Series)

/s/Jeffrey H. Kupor, Esq.
Jeffrey H. Kupor, Esq.
Senior Vice President
Chief Legal Officer
Secretary

Invesco Distributors, Inc.

/s/Jeffrey H. Kupor, Esq.
Jeffrey H. Kupor, Esq.
Senior Vice President and Secretary

cc:	Scott Lee